# Arbor Research & Trading, LLC

(SEC File No. 8-38818)

Statement of Financial Condition as of
December 31, 2025, and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-38818 |

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING  01/01/25  AND ENDING  12/31/25
                                  MM/DD/YY                MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arbor Research & Trading, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

22333 Classic Court
(No. and Street)

| Lake Barrington | IL | 60010 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Moise | 847-756-3509 | michael.moise@arborresearch.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

| 20646 Abbey Woods Ct N, Suite 201 | Frankfort | IL | 60423 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 12/21/2010 | 5376 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

#### FOR OFFICIAL USE ONLY

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, _Fred D. Handler, Jr._____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Arbor Research & Trading, LLC_____, as of _December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Fred A Handley_

Title: Chief Executive Officer

**OFFICIAL SEAL**
**LORI A MUZINIC**
Notary Public, State of Illinois
Commission No. 977565
My Commission Expires September 06, 2027

Notary Public

### This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Arbor Research & Trading, LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arbor Research & Trading, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Arbor Research & Trading, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Arbor Research & Trading, LLC's auditor since 2016.

*DeMarco Sciaccotta Wilkens & Dunleavy LLP*

Frankfort, Illinois
February 18, 2026

# ARBOR RESEARCH & TRADING, LLC

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2025**

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,279,917 |
| Clearing account deposits with broker-dealers | | 3,701,007 |
| Receivable from clearing broker-dealers | | 909,819 |
| Subscriptions receivable | | 177,933 |
| Furniture, equipment, software and leasehold improvements Net of accumulated depreciation and amortization of $4,578,018 | | 71,182 |
| Right of use asset | | 1,171,643 |
| Prepaids and other assets | | 152,494 |
| TOTAL ASSETS | $ | 8,463,995 |

## LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| LIABILITIES: | | |
| Deferred subscription revenue | $ | 956,159 |
| Lease liabilities | | 1,225,093 |
| Payable to related party | | 114,632 |
| Other accounts payable and accrued expenses | | 340,206 |
| Total liabilities | | 2,636,090 |
| MEMBER'S EQUITY: | | |
| Member's Equity | | 5,827,905 |
| TOTAL LIABILITIES & MEMBER'S EQUITY | $ | 8,463,995 |

The accompanying notes are an integral part of this financial statement

# ARBOR RESEARCH & TRADING, LLC

## 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Arbor Research & Trading, LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company deals primarily in securities issued by the United States Government and United States Government agencies. All trades are cleared on a fully disclosed basis. The Company also offers access to its fixed income research products on a subscription basis. The Company is a wholly owned subsidiary of Arbor Research Holdings, LLC (the "Mezzanine"). The Mezzanine is a wholly owned subsidiary of ARH Group, Inc. (the "Parent").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** — The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

**Use of Estimates** — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

**Cash and Cash Equivalents** — The Company considers all highly liquid investments with an original maturity when purchased of three months or less to be cash equivalents.

**Revenue Recognition** — The Company follows the revenue recognition guidance that requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. Revenues are recognized in accordance with the accounting guidance when persuasive evidence of an arrangement exists, the performance obligation has been met, the fee is fixed or determinable, and collection is reasonably assured. Securities trading transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Subscription income is recognized as revenue on a straight-line basis over the term of the subscription.

**Commission Expense** —The Company pays sales commission expense on the subscription income generated from the sale of access to the Company's research products. The sales commission is expensed on a straight-line basis over the term of the subscription.

**Furniture, Equipment, Software and Leasehold Improvements** — Furniture, equipment, software and leasehold improvements is stated at historical cost and consists of furniture and fixtures, equipment, software and leasehold improvements. Furniture, fixtures and equipment are depreciated based upon their useful life, generally five or seven years, software is amortized over its useful life of five years and leasehold improvements are amortized over the life of the lease of five years.

**Income Taxes** — The Parent has elected to be taxed under Subchapter S of the Internal Revenue Code. The Company and Mezzanine are disregarded entities for federal income tax purposes. Accordingly, the taxable income or loss of the Parent, which includes the taxable income or loss of

the Company, is allocated to the Parent's shareholders, who are generally responsible for federal income taxes thereon. The Company is responsible for its share of the Parent's State of Illinois replacement tax and is also subject to State and City of New York corporate income and franchise tax.

Management has evaluated the effects of FASB ASC 740, *Income Taxes,* to the Company, and as of December 31, 2025, has determined that no income tax liability for uncertain tax positions is required to be recognized in the accompanying statement of financial condition. The tax years for the years ended December 31, 2022 through December 31, 2025 remain subject to examination by taxing authorities.

**Concentration of Cash —** The Company's cash is on deposit at one financial institution and the balances at times may exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk to cash.

**Fair Value Measurement —** Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company classifies its investment in the U.S. Treasury Bill maintained as a deposit with its clearing broker of $3,700,826 as a Level 1 security at December 31, 2025. The investment is reported at fair value based on end of day quoted market price.

**Leases —** In February 2016, the FASB issued ASU 842, Leases, which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the standard effective January 1, 2019 using the cumulative-effect adjustment transition method, which applies to the provisions of the standard at the effective date without adjusting the comparative

periods presented.  The Company also adopted the practical expedient and made an accounting policy election allowing lessees to not recognize right-of-use (ROU) assets and liabilities for leases with a term of 12 months or less.

The standard did not materially impact operating results or net capital.  Disclosures related to the amount timing and uncertainty of cash flows arising from leases are included in Note 6.

**Financial Instruments – Credit Losses —** The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses.  FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.  The Company records the estimate of expected credit losses as an allowance for credit losses.  For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis.  Changes in the allowance for credit losses are reported in bad debt expense, if applicable.  The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. At December 31, 2025, the allowance for credit losses was $0.

**Broker Dealer – Single Reportable Segment —** The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, including riskless principal transactions and macro-economic research subscription businesses.  The Company derived 16 percent of its total revenues from a single external customer in 2025. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3.   **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, which is equivalent to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2025, the Company had net capital, as defined, of $5,426,293, which was $5,326,293 in excess of its required minimum net capital of $100,000.

### 4. CLEARING ACCOUNT DEPOSITS WITH BROKER-DEALERS

The Company is required to maintain deposits with its clearing broker-dealers. The Company has cash of $182 and an investment of $2,689,509 in a U.S. Treasury Bill that matures on March 17, 2026.  The Company also has an investment of $1,011,317 in a U.S. Treasury Bill that matures on January 13, 2026.

### 5. RECEIVABLE FROM CLEARING BROKER-DEALERS

As a securities broker, the Company is engaged almost exclusively in buying and selling government and government agency securities for a select group of institutional investors. The Company introduces these transactions for clearance by another broker-dealer on a fully disclosed basis.

The receivable from clearing broker-dealers arise in the normal course of business from the settlement of securities transactions. The receivable is generally collected within 30 days. The Company mainly utilizes one broker-dealer as its clearing broker. This clearing broker is nationally recognized and is a member of the major exchanges.

The Company is obligated for nonperformance by customers it has introduced to the clearing broker. The Company actively monitors its exposure under this obligation by requesting substantiation of its customers' activities from the clearing broker on a daily basis. No such nonperformance by a customer, based on refusal or inability to fulfill its obligation, occurred during 2025.

### 6. COMMITMENT

The Company has obligations as a lessee for office space and office equipment with initial non-cancelable terms in excess of one year.  The Company classified these leases as operating leases. These leases generally contain renewal options.  There are no commitments or guarantees related to these operating leases.  Since the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.  The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments.  The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.  These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Operating leases are included in ROU assets and lease liabilities, on the Statement of Financial Condition.  This asset and liability are recognized at the commencement date based on the present value of remaining lease payments over the lease term using the Company's incremental borrowing

rates. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the balance sheet.

The Company leases one office space under an operating agreement that expires on August 31, 2031.

The Company has also entered into individual operating leases for market information services terminals that expire at various intervals until November 2027.

Other information related to leases at December 31, 2025:

Supplemental cash flow information:
  Cash paid for amounts included in the measurement of lease liabilities:
    Operating cash flow from operating leases      $     403,303

  ROU assets obtained in exchange for lease obligations:
    Operating leases      $   1,171,643

Weighted average remaining lease term:
  Operating leases      6 years

Weighted average discount rate:
  Operating leases      4.75%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2025 are as follows:

| Year Ending December 31 | Total |
|---|---|
| 2026 | 574,386 |
| 2027 | 268,125 |
| 2028 | 127,925 |
| 2029 | 130,505 |
| 2030 | 133,085 |
| 2031 | 90,300 |
| Total undiscounted lease payments | $ 1,324,326 |
| Less: Imputed interest | (99,233) |
| Total lease liabilitites | $ 1,225,093 |

The total expense for the year ended December 31, 2025 relating to the office leases were $136,123, market information services terminals were $535,001 and office equipment lease of $8,528, respectively.

### 7. RELATED-PARTY TRANSACTIONS

Arbor Research & Trading UK Limited ("Arbor UK"), a wholly owned subsidiary of the Mezzanine, introduces trades to the Company, which in turn pays Arbor UK a fee for such services. In addition, the Company pays salary and administrative expenses of Arbor UK. The Company had outstanding payables to Arbor UK of $114,632 as of December 31, 2025.

The Mezzanine has an ownership interest in Bianco Research LLC ("Bianco"), which performs research services for the Company. In return for these services, the Company pays commissions as well as payroll and certain administrative expenses for Bianco. There were no amounts outstanding as of December 31, 2025.

The Company incurred professional fees charged from the Mezzanine during 2025, all of which were paid as of December 31, 2025.

The Company and Bianco Research Advisors LLC ("BRA LLC"), with whom the Mezzanine has an ownership interest, entered into an expense sharing agreement during 2023 whereby certain expenses incurred by the Company, but pertaining to the activities of BRA LLC, are to be reimbursed by BRA LLC to the Company. There were no amounts outstanding as of December 31, 2025.

### 8. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software and leasehold improvements consist of the following at December 31, 2025:

| | |
|---|---|
| Furniture | 337,507 |
| Equipment | 3,116,068 |
| Leasehold Improvements | 179,943 |
| Software | 1,015,682 |
| Total Furniture, Equipment, Software and Leasehold Improvements | $ 4,649,200 |
| Less Accumulated depreciation and amortization | 4,578,018 |
| Furniture, equipment, software and leasehold improvements, net | $ 71,182 |

### 9. SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, Subsequent Events, management has evaluated subsequent events through the date the financial statements were issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

* * * * *